For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Continued Positive Momentum in its Core Retail Store Network

TORONTO - November 3, 2015- Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that, in the Company's core retail store network, the positive momentum in same store sales which began in the middle of the second quarter has continued. The Company’s core retail store network produced positive same store sales growth for the third quarter, which ended October 31, 2015. Full results for the third quarter will be announced on December 3, 2015.

The Company's core retail store network consists of Sears Canada’s 95 full-line stores and its Sears Canada Home stores, and excludes the Outlet and Hometown stores.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 166 corporate stores, 177 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Disclaimer and Cautionary Notes Regarding Forward-Looking Statements
Third quarter financial information, including core retail same store sales, is preliminary and subject to change and has not been reviewed by our independent auditors.

This news release includes forward-looking information. Although the Company believes such forward-looking information is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward‑looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publically or to revise any forward‑looking information, whether as a result of new information, future events or otherwise, except as required by law.